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                    [Gaston Snow & Ely Bartlett Letterhead]

                                 March 2, 1983

Senior Vice President
Dean Witter Reynolds Iintercapital, Inc.
Five World Trade Center
New York, NY 10048

Gentlemen:

     Dean Witter Developing Growth Securities Trust (the "Trust") is a trust created under the name "Dean Witter Emerging Growth Securities Trust" by a written Declaration of Trust dated December 28, 1982 and finally executed in Boston on that date (the "Trust Agreement"), which Trust Agreement was amended by an amendment dated January 11, 1983 and filed January 12, 1983 which changed the name of the Trust to "Dean Witter Developing Growth Securities Trust."

     The Trustees have the powers set forth in the Trust Agreement, subject to the terms, provisions and conditions therein provided.

     We have acted as special Massachusetts counsel for the Trust with respect to organization of the Trust and in such capacity we are furnishing you this opinion.

     We have examined originals and copies, certified or otherwise identified to our satisfaction, of such certificates, records and other documents as we have deemed necessary or appropriate for the purpose of this opinion, including the Trust Agreement, and the amendment thereto. We have caused copies of the Trust Agreement, and the amendment thereto, to be duly filed with the Secretary of the Commonwealth of Massachusetts and the City Clerk of the City of Boston. All filing requirements (other than the filing requirements of the Massachusetts Uniform

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                           GASTON SNOW & ELY BARTLETT


Sheldon Curtis, Esq.
Senior Vice President
Dean Witter Reynolds Intercapital, Inc.
March 2, 1983
Page 2


Securities Act) under the laws of Massachusetts have been complied with.


     Under Article VI, Section 6.1 of the Trust Agreement, as amended, the beneficial interest in the Trust is represented by an unlimited number of transferable shares without par value. Under Article VI, Section 6.4, of the Trust Agreement, as amended, the Trustees are empowered in their discretion to issue shares of beneficial interest to such party or parties and for such amount and type of consideration, including cash or property, at such time or times and on such terms as the Trustees may deem best.

     Based upon the foregoing, and with respect to Massachusetts law (other than the Massachusetts Uniform Securities Act as to which we have not been asked to express any opinion) only to the extent that Massachusetts law may be applicable and without reference to the laws of the other several states or of the United States of America, we are of the opinion that, under existing law:

     1. The Trust is a trust with transferable shares of beneficial interest, organized in compliance with the laws of the Commonwealth of Massachusetts.

     2.   The Trust Agreement is legal and valid.

     3. Shares of beneficial interest, when issued from time to time in accordance with the Trust Agreement, as amended, upon receipt by the Trust of payment in compliance with Section 6.4 of Article VI of the Trust Agreement, as amended, will be legally and validly issued and such shares when so issued will be fully paid and nonassessable by the Trust.

     We understand that you will rely on this opinion in order to prepare an opinion to the Trust, which opinion will be filed with the Securities and Exchange Commission and will refer to this opinion and to us in such opinion. We hereby consent to such use of and reference to this opinion and to such reference to us.


                                                  Very truly yours,
                                                  /s/ Gaston Snow & Ely Bartlett
                                                  ------------------------------
                                                      Gaston Snow & Ely Bartlett